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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          Elephant & Castle Group Inc.
--------------------------------------------------------------------------------
                                 (Name of Issuer

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                ____________________266199-10-4__________________
                                 (CUSIP Number)

          Michael M. Pastore, General Electric Investment Corporation,
                     3003 Summer Street, Stamford, CT 06904
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notes and Communications)

            ____________________October 17, 1997____________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP 266199-10-4                                             Page 2 of 23 Pages

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GE Investment Private Placement Partners II, Limited Partnership I.R.S. # 06-1429671
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                         (b) |_|
           Not applicable
--------------------------------------------------------------------------------
    3  SEC USE ONLY


--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|

           Not applicable
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER

      NUMBER OF              None
       SHARES       ------------------------------------------------------------
    BENEFICIALLY       8     SHARED VOTING POWER
      OWNED BY
        EACH                 2,095,221
      REPORTING     ------------------------------------------------------------
       PERSON          9     SOLE DISPOSITIVE POWER
        WITH
                             None
                    ------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             2,095,221
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,095,221
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

           Not applicable
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       41.3%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 266199 10 4                                         Page 3 of 23 Pages

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            GE Investment Management Incorporated, as General Partner to GE Investment Private Placement Partners II, Limited Partnership II (I.R.S. # 06-1238874)
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                         (b) |_|
       Not applicable
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

           Not applicable
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|

           Not applicable
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

      NUMBER OF             None
       SHARES         ----------------------------------------------------------
    BENEFICIALLY       8    SHARED VOTING POWER
      OWNED BY
        EACH                2,095,221
      REPORTING
       PERSON         ----------------------------------------------------------
        WITH           9    SOLE DISPOSITIVE POWER

                            None

                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            2,095,221
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,095,221
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

           Not applicable
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       41.3%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 266199 10 4                                         Page 4 of 23 Pages

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           General Electric Company
           I.R.S. # 14-0689340
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                         (b) |_|
           Not applicable
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

          Not applicable
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |X|

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

           State of New York
--------------------------------------------------------------------------------
                       7
                            SOLE VOTING POWER

      NUMBER OF                   Disclaimed (See 11 below)
       SHARES         ----------------------------------------------------------
    BENEFICIALLY       8    SHARED VOTING POWER
      OWNED BY
        EACH                      None
      REPORTING
       PERSON         ----------------------------------------------------------
        WITH           9    SOLE DISPOSITIVE POWER

                                  Disclaimed (See 11 below)

                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                                  None
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           Beneficial ownership of all shares disclaimed by GE Electric Company
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

           Not applicable
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Not applicable
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

      This statement relates to the common stock, no par value per share ("Common Stock") of Elephant & Castle Group Inc. (the "Issuer"), having its principal executive offices at 303 IBM Tower, 701 West Georgia Street, Vancouver British Columbia V7Y 1E7 Canada FF.

      The Reporting Persons have entered into a Joint Filing Agreement, dated November 4, 1997, attached hereto as Schedule I.

Item 2. Identity and Background

      This statement is filed on behalf of GE Investment Private Placement Partners II, a Delaware limited partnership (the "Partnership"), GE Investment Management Incorporated, a Delaware corporation ("GEIM"), and General Electric Company ("GE"), a New York corporation, each a Reporting Person.

      The address of the principal offices of the Partnership and GEIM is 3003 Summer Street, Stamford, Connecticut 06904. The address of the principal offices of GE is 3135 Easton Turnpike, Fairfield Connecticut 06431.

      For information with respect to the identity and background of each (i) Executive Officer and Director of the General Partner of the Partnership see
Schedule II attached hereto; (ii) Executive Officer and Director of GEIM see
Schedule II attached hereto; and (iii) Executive Officer and Director of GE see
Schedule III attached hereto.

      Except as set forth below, during the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II or III has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hersfordshire, England, Case No. 04/00320181). In April, 1994, General Electric Medical System's U.K. subsidiary, IGE Medical Systems Limited ("IGEMS") discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEM with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered...shall be guilty of (a criminal) offense."

Condition 7 of IGEM's registration states that it "shall so far as is reasonably practicable prevent...loss of any registered source.

            At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of (pounds)5,000 and assessed costs of (pounds)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source."

      All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedule II and III are United States citizens, except Paolo Fresco, Vice Chairman of the Board and an Executive Officer of GE is an Italian citizen and Claudio X. Gonzalez, a Director of GE, is a Mexican citizen.

Item 3. Source and Amount of Funds and Other Consideration

      On November 30, 1995, the Partnership entered into a Note, Stock Purchase and Warrant Agreement, which was amended on May 31, 1996, March 14, 1997, and October 17, 1997, respectively, (as amended, the "Agreement") providing for the purchase by the Partnership of (i) 111,111 shares of Common Stock (the "Purchased Shares"), (ii) convertible subordinated debentures convertible into shares of Common Stock (the "Notes") in the aggregate principal amount of $9,000,000, distributed on four closing dates, as described below, (iii) warrants (the "Warrants") exercisable for 300,000 shares of Common Stock at $11.764 per share of Common Stock, and (iv) certain shares of Common Stock (the "Additional Shares") issued by the Issuer in order to induce the Partnership to purchase the Notes.

      The Notes are distributed to the Partnership in the following manner: (i) on November 30, 1995 (the "First Closing Date"), the Partnership received Notes in the principal amount of $3,000,000; (ii) on March 14, 1997 (the "Second Closing Date"), the Partnership received Notes in the principal amount of $2,000,000; (iii) on October 17, 1997 (the "Third Closing Date"), the Partnership received Notes in the principal amount of $2,000,000; and (iv) on June 30, 1998 (the "Forth Closing Date"), provided the Issuer complies with certain requirements described in Section 3H of the Agreement, the Partnership will receive Notes in the principal amount of $2,000,000.

      The Additional Shares are to be delivered to the Partnership in the following manner: (i) 70,555 shares of Common Stock to be delivered on May 30, 1996 subject to any Notes then being outstanding, (ii) 55,555 shares of Common Stock to be delivered to the Partnership on the Second Closing Date subject to any Notes then outstanding, (iii) 6,500 shares of Common Stock to be delivered on March 31, 1997 subject to any Notes then being outstanding, (iv) 15,000 shares of Common Stock to be delivered on May 30,

1997 subject to any Notes then being outstanding, (v) 6,500 shares of Common Stock to be delivered on June 30, 1997 subject to any Notes then being outstanding, (vi) 15,000 shares of Common Stock to be delivered on May 30, 1998 subject to any Notes then being outstanding and (vii) 15,000 shares of Common Stock to be delivered on May 30, 1999 subject to any Notes then being outstanding. The funds used by the Partnership to pay for the shares of Common Stock, Notes and Warrants were obtained from Capital Contributions made by its partners pursuant to a pre-existing capital commitment. The Agreement was attached as Exhibit I to the Amendment No. 1 dated March 14, 1997, to Schedule 13D filed by the Reporting Persons on November 30, 1995, and is incorporated herein by reference.

      The Partnership is also entitled to receive 6,500 shares of Common Stock as Additional Shares on each three month period ending September 30, December 31, March 31 and June 30 beginning September 30, 1997, during which there shall have occurred and been continuing for any portion of such period a Default (as defined in the Agreement).

Item 4. Purpose of Transaction

      The Reporting Persons have acquired their share of Common Stock as an investment, in the regular course of business. The Reporting Persons intend to reexamine their investment in the Issuer from time to time and, depending on market considerations and other factors, may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as they consider advisable.

      On the First Closing Date, the Issuer delivered to the Partnership convertible subordinated Notes in the aggregate principal amount of $3,000,000 (convertible into shares of Common Stock at a conversion rate of $6.00 per share, provided, however, that if the average closing price for a share of Common Stock on all exchanges on which the Common Stock is listed is greater than or equal to $12.00 per share for each of thirty consecutive trading days prior to the day of conversion, the conversion rate will be $8.00 per share).

      On the Second Closing Date, the Partnership purchased additional convertible subordinated Notes in the aggregate principal amount of $2,000,000 (convertible into shares of Common Stock at a conversion rate of the lesser of (x) $6.00 per share and (y) the greater of (A) $5.00 per share and (B) the Market Price on the Second Closing Date).

      On the Third Closing Date, the Partnership purchased additional convertible subordinated Notes in the aggregate principal amount of $2,000,000 (convertible into shares of Common Stock at a conversion rate of the lesser of (x) $6.00 per share and (y) the greater of (A) $5.00 per share and (B) 85% of the Market Price on the Third Closing Date).

      Upon satisfaction of certain conditions, on or about the Fourth Closing Date the Partnership may purchase additional convertible subordinated Notes in the aggregate principal amount of $2,000,000 (convertible into shares of Common Stock at a conversion price of the lesser of (x) $6.00 per share and (y) the greater of (A) $5.00 per share and (B) 85% of the Market Price on the Fourth Closing Date).

      So long as the Partnership shall be the beneficial owner of any Note, Warrant or Common Stock the Issuer (a) will nominate and recommend as candidates for election to the Board of Directors of the Issuer up to three (3) persons who are reasonably acceptable to the then current Board of Directors of the Issuer and who are designated by the General Partner of the Partnership and (b) will not increase the size of the Board of Directors of the Issuer without the consent of the General Partner of the Partnership. If at any time any such designated Person(s) is not a member of the Board of Directors of the Issuer,
(i) the Issuer will notify such designated Person(s), concurrently with notice given to members of the Board of Directors of the Issuer, of all meetings of the Board of Directors, and, as soon as available, will provide to such designated Person(s) all reports, financial statements or other information distributed to the Board or Directors of the Issuer, (ii) the Issuer will permit such designated Person(s) to attend all such meetings of the Board of Directors as an observer and to participate as an elected member with all rights of an elected member, voting excepted and (iii) the Issuer will permit the General Partner of the Partnership, or any Person(s) designated by such General Partner in writing to be a Person(s) acting on its behalf, at the Issuer's expense, to visit and inspect any of the properties of the Issuer and its Subsidiaries and to discuss the affairs, finances and accounts of the Issuer and its Subsidiaries with the principal officers and the auditors of the Issuer, all at such reasonable times during business hours and as often as such General Partner may reasonably request. If at any time the Partnership is no longer the beneficial owner of any Note, Warrant, Purchased Shares, Additional Consideration Shares or Common Stock issued upon the conversion or exercise, as applicable, thereof, the Issuer will, upon the expiration of the term of the Directors designated by the Partnership, so nominate and recommend three (3) Persons who are reasonably acceptable to the then current Board of Directors who are designated by the holders representing 50% or more of the Notes and the Warrants held by the holders.

      The Partnership also has additional rights pursuant to a side letter agreement, executed by the Issuer on March 12, 1997. The side letter agreement was attached as Exhibit II to the Amendment No. 1 dated March 14, 1997, to
Schedule 13D filed by the Reporting Persons on November 30, 1995, and is incorporated herein by reference. Under the terms of this letter agreement, the Issuer acknowledges that the Partnership has certain concerns with the management of the Issuer and allows the Partnership to make certain management changes in the Issuer if the Issuer is in any default defined in Section 6 of the Agreement on or after September 30, 1997.

      Subject to the foregoing, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board, except as otherwise disclosed herein;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure, except as set forth in the side letter agreement dated as of March 12, 1997;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) The Partnership and GEIM have beneficial ownership of 2,095,221 shares of Common Stock, representing 41.3% of such class currently outstanding. The above percentage includes such Common Stock as may be acquired by the Partnership upon (i) the exercise of all the outstanding Warrants exercisable for 300,000 shares of Common Stock, (ii) the conversion of all the outstanding Notes which are convertible into 1,500,000 shares of Common Stock (calculated using the date of this Schedule 13D filing as the relevant date for purposes of determining the conversion ratios), (iii) the receipt of Additional Shares of Common Stock in the amount and on the dates set forth in Item 3, subject to any Note being outstanding on such date and (iv) the Purchased Shares.

(Note: The Additional Shares that are contingent on the Issuer being in default were not counted in determining the number of shares beneficially owned by the Partnership.)

      (b) The Partnership has shared power to vote or to direct the vote and to dispose or direct the disposition of its shares of Common Stock referred to in paragraph (a). The Partnership shares such power with GEIM, its general partner.

      To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

      (c) No Reporting Person nor to the best knowledge of each Reporting Person, any person identified in Schedules II or III, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

      (d) No other person except for the Reporting Persons are known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Partnership, GEIM or GE or, to the best of their knowledge, any executive officer or director of any of them and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of parcels.

Item 7. Material to Be Filed as Exhibits

Exhibit I Amendment No. 3 dated October 17, 1997, to the Note, Stock Purchase & Warrant Agreement, dated November 30, 1995 (as amended).

The Note, Stock Purchase & Warrant Agreement, dated November 30, 1995, and Amendments thereof, dated May 31, 1996, and March 14, 1997, respectively, between the Issuer and the Partnership was attached as Exhibit I to the Amendment No. 1 dated March 14, 1997, to Schedule 13D filed by the Reporting Persons on November 30, 1995, and is incorporated herein by reference.

Side Letter Agreement, dated as of March 12, 1997, between the Partnership and the Issuer was attached as Exhibit II to the Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 14, 1997, and is incorporated herein by reference.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      GE INVESTMENT PRIVATE PLACEMENT
                                               PARTNERS II, LIMITED PARTNERSHIP

                                      By: GE Investment Management Incorporated,
                                               Its General Partner


                                      By: /s/Michael M. Pastore
                                         ------------------------------
                                         Name: Michael M. Pastore
                                         Title: Vice President

Dated: November 4, 1997

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GE INVESTMENT MANAGEMENT INCORPORATED


                                          By: /s/ Michael M. Pastore
                                             -------------------------------
                                             Name: Michael M. Pastore
                                             Title: Vice President
Dated: November 4, 1997

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GENERAL ELECTRIC COMPANY


                                          By: /s/ John H. Myers
                                             --------------------------
                                             Name:  John H. Myers
                                             Title: Vice President
Dated: November 4, 1997

                                                                      Schedule I

                             JOINT FILING AGREEMENT

      The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Stock of Elephant & Castle Group Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.

Dated: November 4, 1997

                                        GE INVESTMENT PRIVATE
                                        PLACEMENT
                                        PARTNERS II, LIMITED PARTNERSHIP

                                        By: GE Investment Management
                                        Incorporated, Its General
                                        Partner

                                        By: /s/ Michael M. Pastore
                                          -----------------------------
                                          Name: Michael M. Pastore
                                          Title: Vice President

                                        GE INVESTMENT MANAGEMENT
                                              INCORPORATED


                                        By: /s/ Michael M. Pastore
                                          -----------------------------
                                          Name: Michael M. Pastore
                                          Title: Vice President

                                        GENERAL ELECTRIC COMPANY


                                        By: /s/ John H. Myers
                                          -----------------------------
                                          Name: John H. Myers
                                          Title: Vice President

                                                                     Schedule II

             GE INVESTMENT MANAGEMENT INCORPORATED, General Partner
                 of GE Investment Private Placement Partners II

                        3003 Summer Street, P.O. Box 7900
                           Stamford, Connecticut 06904

      The names of the Officers of GE Investment Management Incorporated are as follows:

Officers

John H. Myers                      Chairman of the Board and President

Eugene K. Bolton                   Executive Vice President

Michael J. Cosgrove                Executive Vice President

Ralph R. Layman                    Executive Vice President

Alan M. Lewis                      Executive Vice President, General Counsel and
                                   Secretary

Robert A. MacDougall               Executive Vice President

Geoffrey R. Norman                 Executive Vice President

Thomas J. Szkutak                  Executive Vice President - Chief
                                   Financial Officer

Donald W. Torey                    Executive Vice President

Mark A. Dunham                     Senior Vice President

Ronald I. Felmus                   Senior Vice President

Stephen B. Hoover                  Senior Vice President

H. Michael Mears                   Senior Vice President

Philip A. Mercurio                 Senior Vice President

Philip A. Riordan                  Senior Vice President

Steven M. Beringer                 Vice President

Brian D. Brooks                    Vice President

Mark A. Davis                      Vice President

Constance K. Doyle                 Vice President

Gerald M. Goz                      Vice President

Michael E. Hogan                   Vice President

Christopher P. Mullahy             Vice President

Keith G. Smith                     Vice President

Sheila M. Welsh                    Vice President

Matthew J. Witkos                  Vice President

Michael D. Wright                  Vice President

William R. Wright                  Vice President

Robert Bernstein                   Regional Vice President

Frank E. Calvaruso                 Regional Vice President

Robert P. Mulligan                 Regional Vice President

Kevin J. Sheehan                   Regional Vice President

Jeanne M. La Porta                 Vice President and Assistant Secretary

Michael M. Pastore                 Vice President and Assistant
                                   Secretary

Scott A. Silberstein               Vice President and Assistant
                                   Secretary

Matthew J. Simpson                 Vice President and Assistant
                                   Secretary

Michael J. Strone                  Vice President and Assistant Secretary

Robert Zalucki                     Vice President - Tax Counsel

      The names of the Directors of GE Investment Management Incorporated are as follows:

                                   Directors:

                                Eugene K. Bolton
                               Michael J. Cosgrove
                              Robert A. MacDougall
                                 Ralph R. Layman
                                  Alan M. Lewis
                                Thomas J. Szkutak
                               Geoffrey R. Norman
                                 Donald W. Torey

                                                                    Schedule III

                   General Electric Company Executive Officers
                              3135 Easton Turnpike
                          Fairfield, Connecticut 06431

      The names of the Officers of General Electric Company are as follows:

J.F. Welch, Jr.      Chairman of the Board and Chief Executive Officer
P. Fresco            Vice Chairman of the Board and Executive Officer
P.D. Ameen           Vice President and Comptroller
J.R. Bunt            Vice President and Treasurer
D.R. Calhoun         Vice President - GE Transportation Systems
W.J. Conaty          Senior Vice President - Human Resources
D.M. Cote            Vice President - GE Appliances
D.D. Dammerman       Senior Vice President - Finance
L.S. Edelheit        Senior Vice President - Corporate Research and Development
B.W. Heineman, Jr.   Senior Vice President - General Counsel and Secretary
J.R. Immalt          Senior Vice President - GE Medical Systems
W.J. Lansing         Vice President - Corporate Business Development
W.J. McNerney, Jr.   Senior Vice President - GE Lighting
E.F. Murphy          Senior Vice President - GE Aircraft Engines
R.L. Nardelli        Senior Vice President - GE Power Systems
R.W. Nelson          Vice President - Corporate Financial Planning and Analysis
J.D. Opie            Vice Chairman of the Board and Executive Officer
G.M. Reiner          Senior Vice President - Chief Information Officer
G.L. Rogers          Senior Vice President - GE Plastics
J.W. Rogers          Vice President - GE Motors
L.G. Trotter         Vice President - GE Electrical Distribution and Control

                                   Citizenship
                           (other than United States)

                         C.X. Gonzalez          Mexico
                         P. Fresco              Italy

      The names of Directors of General Electric Company are as follows:

                                D.W. Calloway
                                S.S. Cathcart
                                D.D. Dammerman
                                P. Fresco
                                C.X. Gonzalez
                                R.E. Mercer
                                G.G. Michelson
                                J.D. Opie
                                R.S. Penske
                                B.S. Prieskel
                                F.H.T. Rhodes
                                A.C. Sigler
                                D.A. Warner III
                                J.F. Welch, Jr.

                                                                       Exhibit I

================================================================================

                                 AMENDMENT NO. 3

                          dated as of October 17, 1997

                                       to

                   NOTE, STOCK PURCHASE AND WARRANT AGREEMENT

                          dated as of November 30, 1995

                                     Between

                          ELEPHANT & CASTLE GROUP INC.

                                       and

                         GE INVESTMENT PRIVATE PLACEMENT
                       PARTNERS II, A LIMITED PARTNERSHIP

================================================================================

                                 AMENDMENT NO. 3
                                       TO
                   NOTE, STOCK PURCHASE AND WARRANT AGREEMENT
                          dated as of October 17, 1995

            THIS AMENDMENT NO. 3 dated as of October 17, 1997, (this "Amendment") to the Agreement (as defined below) is entered into between Elephant & Castle Group Inc. (the "Company") and GE Investment Private Placement Partners II, a Limited Partnership ("GEIPPPII").

                              W I T N E S S E T H:

            WHEREAS, the Company and GEIPPPII have entered into that certain Note, Stock Purchase and Warrant Agreement dated as of November 30, 1995, as amended by Amendment No.1 dated as of May 31, 1996 and Amendment No. 2 dated as of March 14, 1997 (the "Agreement");

            WHEREAS, capitalized terms unless otherwise defined herein shall have the meaning attributed thereto in the Agreement;

            NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and GEIPPPII hereby agree as follows:

            1. Amendment. (a) Paragraph 2A(c) is hereby amended by (i) deleting the words "June 30, 1998" and by inserting in lieu thereof the words "October 17, 1997", (ii) by deleting the words "$4,000,000 principal amount" and by inserting in lieu thereof the words "$2,000,000 principal amount", and (iii) by deleting the words "(the First Closing Date, the Second Closing Date and the Third Closing Date also individually referred to herein as "each Closing Date")."

            (b) Paragraph 2A is hereby further amended by inserting at the end of Paragraph 2A(c) a new paragraph 2A(d) which shall read in full as follows:

                  "(d) At 11:00 a.m. New York time on June 30, 1998, or at such other time and on such other date as you may agree (the "Fourth Closing Date")( the First Closing Date, the Second Closing Date, the Third Closing Date and the Fourth Closing Date also individually referred to herein as "each Closing Date") the Company will deliver to you, at the offices of Dewey Ballantine, 1301 Avenue of the Americas, New York, New York 10019, or at such other location as you and the Company may agree (the "Fourth Closing") one or more Notes, as you may request, registered in your name, evidencing $2,000,000 principal amount to be purchased by you, against payment of the purchase price thereof by wire transfer of immediately available funds to or upon the order of the Company."

            (c) Paragraph 3A and 3B are hereby amended by deleting the words "or the Third Closing Date" from such paragraphs and by inserting in lieu thereof the words, "the Third Closing Date or the Fourth Closing Date".

            (d) Paragraph 3D is hereby amended by deleting the words "and Third Closing" from such paragraph and by inserting in lieu thereof the words ", Third Closing and Fourth Closing".

            (e) Paragraph 3H is hereby amended by (i) deleting the words "Further Conditions of Third Closing" from such paragraph and by inserting in lieu thereof the words "Further Conditions of Third Closing and Fourth Closing",
(ii) by inserting after the words "Third Closing Date" in paragraphs 3H(b), 3H(c) and 3H(d) the words "or Fourth Closing Date, as applicable" and (iii) by deleting paragraph 3H(a) and by inserting in lieu thereof a new paragraph 3H(a) which shall read in full as follows:

                  "(a) On the Third Closing Date or Fourth Closing Date, as
            applicable, the Company shall have delivered the Notes pursuant to paragraph 2A(c) or paragraph 2A(d), as the case may be."

            (f) Paragraph 9A(a) is hereby amended by inserting after the words "then the Conversion Price applicable to the Notes issued pursuant to the First Closing and Second Closing shall be adjusted to equal the Conversion Price specified in such paragraph 9A(a)(iii)" in such paragraph 9A(a) the following:

                  "and (iv) in the case of the Notes issued pursuant to the
            Fourth Closing, the lesser of (x) $6.00 per share and (y) the greater of (A) $5.00 per share and (B) 85% of the Market Price on the Fourth Closing Date, provided, however, that if the Fourth Closing is held on or prior to June 30, 1998 and the Conversion Price specified in paragraph 9A(a)(iv) hereof applicable to the Notes issued pursuant to the Fourth Closing, is less than the Conversion Price specified in paragraphs 9A(a)(i) hereof applicable to the Notes issued pursuant to the First Closing or 9A(a)(ii) hereof applicable to the Notes issued pursuant to the Second Closing or 9A(a)(iii) hereof applicable to the Notes issued pursuant to the Third Closing, then the Conversion Price applicable to the Notes issued pursuant to the First Closing, Second Closing and Third Closing shall be adjusted to equal the Conversion Price specified in such paragraph 9A(a)(iv)."

            2. Effectiveness. This Amendment shall become effective on the date first written above.

            3. Reconfirmation. The Company and GEIPPPII hereby reconfirm their rights and obligations under the Agreement as amended and restated hereby.

            4. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute one and the same instrument.

            5. Governing Law. THIS AMENDMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

            IN WITNESS WHEREOF, the Company and GEIPPPII have each caused this Amendment to be duly executed and delivered as of the day and year first above written.


                    GE INVESTMENT PRIVATE PLACEMENT
                    PARTNERS II, A LIMITED PARTNERSHIP

                         By: General Electric Investment Management, its general partner

                         By:
                            ----------------------------------------------------
                           Name:
                           Title:

                    ELEPHANT & CASTLE GROUP INC.


                         By:
                            ----------------------------------------------------
                           Name:
                           Title: